Filed by Redfin Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Redfin Corporation
Commission File No.: 001-38160
The following set of Frequently Asked Questions were distributed by Redfin Corporation to certain stakeholders on March 10, 2025.
FAQ - Employee
General
1.What does today’s announcement mean?
We’ve entered into an agreement for Rocket Companies to buy Redfin in an all-stock deal for an enterprise value of $2.4 billion. Until the transaction closes, which is expected in the second or third quarter of 2025, Redfin will keep running as we have, separate from Rocket. Afterward, Redfin will run as a business owned by Rocket. Upon the closing of the transaction, the outstanding shares of Redfin common stock will be canceled and holders will receive 0.7926 shares of Rocket Class A common stock for each share of Redfin common stock.
We’ll make many decisions over the next few months, and we’ll keep you updated on important information. In the meantime, if you have questions about the terms of the transaction, you can refer to the press release from March 10, 2025.
2.Why does Rocket want to acquire Redfin? Why is this the right deal for Redfin?
Rocket values our site and our brokerage. It shares our culture of humility and service, and our mission to make real estate better for others, not just ourselves. Once the deal closes, Rocket and Redfin will form a technology company with the national scale of a lender, brokerage, title company, and home-search site.
3.How will the Redfin business operate moving forward?
After the deal closes, Redfin will run as a business within Rocket.
4.What should I do now?
There is no action necessary at this time. Please continue on a “business as usual” basis. It is very critical that we continue focusing on our customers and growth strategy.
5.What happens next?
In the coming weeks, Rocket will file a registration statement on Form S-4, including a proxy statement/prospectus with the Securities and Exchange Commission (SEC). This document will contain detailed information about the transaction and will be available to the public. Once any SEC review is completed, we will file a “definitive proxy statement” with the SEC and mail it to our stockholders. Following the mailing, a meeting will be held to allow Redfin stockholders to vote on the transaction and related matters. The approval of the merger by a majority of the shares outstanding is one of several conditions to closing the transaction, and once all closing conditions are met, the transaction can be closed.

6.When is the deal expected to close?
The acquisition is expected to be completed in the second or third quarter of 2025, subject to the applicable regulatory approvals and other closing conditions.
7.Will Redfin’s Operating Committee be staying with the company?
At this time, no decisions have been made regarding leadership of the business upon completion of the transaction.
8.What is Rocket’s culture like?
Rocket shares our culture of humility and service, and our mission to make homeownership more accessible and affordable for all. Both companies put the customer first and believe that the best way to delight customers and deliver better value is by combining service and technology.
They share many of Redfin’s core values, which they call “-ISMs,” including ‘Do the Right Thing.’ Like Redfin’s ‘we not me’ value, Rocket embraces a similar philosophy: We are the ‘they.’ For 21 years in a row, Rocket has ranked in the top 30 of Fortune’s list of the best companies to work for.
9.Can I talk about the acquisition publicly?
You can share the information provided in our public materials and the talking points we’ve provided to address any questions from customers. Please don’t comment beyond those materials. As always, all press and investor inquiries should be forwarded to the communications and investor relations teams at press@redfin.com and ir@redfin.com.
10.Can I reach out to Rocket in any capacity?
No. While you may be eager to start working together, until all closing conditions are met, including obtaining regulatory approvals, and the transaction is complete, it is very important that we continue to operate our businesses separately.
Employee
1.How does this acquisition impact my compensation and benefits?
For now, compensation and benefits will remain unchanged. Additional clarity will be provided as information becomes available.
2.When will I find out more specific details about my role?
At this time, no decisions around changes to the internal organizational structure at Redfin have been made. We will work with the Rocket team to plan more detailed communications, and we are committed to sharing all pertinent information with you as it becomes available.
3.What time off policies do I follow?
Redfin employees will continue to follow Redfin’s time-off policies until the close of the transaction. We will provide you with additional information as it becomes available.
4.What happens to my accrued and unused vacation time as an hourly employee?
You will not lose your accrued and unused vacation time. More clarity will be provided as additional information becomes available.

5.What happens to my accrued and unused vacation time that has not yet been paid out since Redfin’s transition of exempt employees to Flexible Vacation?
You will not lose your accrued and unused vacation time. More clarity will be provided as additional information becomes available.
6.What will happen to my accrued and unused sick time?
You will not lose your accrued and unused sick time.
7.Will I still receive my company quarterly bonus?
You will still receive your Q4 2024 bonus payment, which will be paid on March 14, 2025, subject to your continued employment. Any future changes to your bonus will be communicated.
8.Should I stop completing my employee compliance training?
No, all employees assigned the employee compliance training are required to complete the training by March 14, 2025, as previously communicated.
9.Will we continue to hire for approved Redfin roles?
Yes, Redfin will continue to operate as a stand-alone company until the transaction closes. At this time, hiring managers and recruiters can continue to work together to hire for approved roles. Redfin will provide more information to hiring managers and recruiters.
10.Will Redfin maintain its current headquarters and field offices?
Yes, Redfin will keep its current offices at this time. More information will be provided if there is a decision to close a Redfin office.
Equity/ESPP
11.What happens to my existing RSUs (both vested and unvested)?
Each Redfin RSU that is unexpired, unsettled, and outstanding as of the closing of the transaction, whether vested or unvested, will be converted into an award to receive Rocket’s stock based on the exchange ratio in the merger agreement (referred to as “assumed RSUs”). Each assumed RSU will otherwise be subject to the same terms and conditions, including as to vesting, as were applicable to the RSU immediately prior to the closing.
12.What is the vesting schedule for existing unvested RSU grants?
Existing, unvested equity grants will continue on their current vesting schedule.
13.What will happen to my Options?
At the closing of the transaction, each of your outstanding Redfin Options that have not been exercised, will be assumed by Rocket and converted into an option to acquire a number of shares of Rocket stock based on the exchange ratio in the merger agreement (referred to as “assumed options”). The exercise price of your assumed option will also be adjusted based on the exchange ratio. Your assumed option will otherwise be subject to the same terms and conditions, as were applicable to the Redfin Option immediately prior to the closing.
14.Will I still receive future equity grants?
More clarity will be provided as information becomes available.
15.What will happen with Redfin’s ESPP?
Employees enrolled in the current purchase period (ending June 30, 2025) will continue to be enrolled based on their current elections; however, no new enrollments or new election increases will be accepted. If the merger closes during the current purchase period (and the final purchase under the Redfin ESPP), then the last day of the purchase period and the final purchase will be accelerated to occur prior to the transaction closing. Any Redfin shares received upon the final purchase and held at the time of closing will be treated like other outstanding shares as described above under General Question#1. Redfin’s ESPP will terminate immediately prior to the closing.
16.If we are in an open trading window, can I sell my Redfin Stock?
Employees should continue to follow our insider trading policy, under which employees can buy or sell Redfin and Rocket stock only (i) during an open trading window and (ii) while employees don’t have any material information about Redfin or Rocket that has not been publicly disclosed.
Rent.
17.Does this deal impact the severance agreement I will receive as a result of the Zillow partnership and future termination date as a current Rent. employee?
No, all previously communicated Rent. terminations will continue as planned. We will continue to adhere to our severance obligations.
18.What will happen to retained Rent. employees?
Until the transaction closes, it remains business as usual for Rent. employees, just as for Redfin employees.
Brokerage
19.What should I tell my customers about this announcement?
Redfin has entered into an agreement for Rocket Companies to buy Redfin. The acquisition has not closed and we’ll continue to operate independently until then. But we’re excited about it, because, after closing, we believe Rocket will let us serve you better with:
a.integrated lending, brokerage and title service, with full pre-approvals in under an hour;
b.more financing options and competitive rates;
c.deeper investments in technologies to guide you through every stage of your move; and
d.ad campaigns to broaden Redfin.com’s audience, giving our listing customers more exposure.
For now, nothing changes. I’m your agent, and my #1 priority is you.
20.Should I continue to refer my customers to Bay Equity?
Yes, agents should keep sending loans to Bay Equity’s loan officers. After the transaction closes, we will work together to evaluate what the transition looks like for our loan officers.
FAQ - Press and Analysts/Investors
1How did this deal come about?
There will be additional details on the process when the registration statement on Form S-4, including a proxy statement/prospectus, is filed. What makes this partnership with Rocket uniquely possible is the value Rocket places on our unique employee agent service delivery model, in addition to our well-trafficked websites.

2What are the key terms?

A Form 8-K summarizing the key terms of the merger agreement was filed with the SEC on March 10, 2025. You can read a summary of the terms, as well as the full merger agreement, at www.sec.gov.

3What approvals are needed?
The transaction will be subject to regulatory clearance as well as the approval of Redfin stockholders, among other closing conditions. We expect to complete these closing conditions and close in the second or third quarter of 2025.

4What happens to Redfin’s convertible notes and term loan?
Upon the closing, the notes will become convertible into Rocket shares based on the exchange ratio in the transaction. The merger will trigger the change of control provisions in the term loan agreement for Redfin’s secured debt, so we anticipate the term loan will be repaid at or prior to closing.

5Does this impact the Zillow partnership?
No. The Content License Agreement and Partnership Agreement with Zillow remain intact and nothing changes.
FAQ - Redfin Partner Agents
To be shared with Partner account managers/ published on the Partner resource page.
1.What does the announcement mean for the Redfin Partner Program?
Redfin will continue to operate as a standalone company until the transaction closes, which is expected during the second or third quarter of 2025. Our Partner Program will operate business as usual. There is nothing you need to do differently. Just keep serving customers well!
In the meantime, if you have questions about the transaction, you can refer to Rocket and Redfin’s Joint Press Release from March 10, 2025 and our SEC filings.
2.Will anything change with the Partner program after Redfin merges with Rocket?
We don’t expect any immediate changes to the Partner program. More clarity will be provided as the integration process continues.
FORWARD-LOOKING STATEMENTS
This communication contains statements herein regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Redfin Corporation (“Redfin”); future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger, (the “Merger Agreement”) entered into by Rocket and Redfin on March 9, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Rocket and a proxy of Redfin to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.
Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Redfin’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with lead agents, partner agents and others with whom Rocket or Redfin does business, or on Rocket’s or Redfin’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xii) the risk that integration of the Rocket and Redfin businesses post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; and (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Redfin.
These risks, as well as other risks related to the proposed transaction, will be described in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS
In connection with the proposed transaction, Rocket plans to file with the SEC the Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Proxy Statement/Prospectus will be delivered to stockholders of Redfin. Investors and securityholders of Rocket and Redfin are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Proxy Statement/Prospectus that will be part of the Registration Statement when they are available because they will contain important information about Rocket, Redfin, the proposed transaction and related matters. Investors and securityholders of Rocket and Redfin will be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Redfin will be available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.
PARTICIPANTS IN SOLICITATION
Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024 and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of the Rocket’s securities by Rocket’s directors or executive officers from the amounts described in Rocket’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Rocket’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024 and Redfin’s proxy statement, dated April 25, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.